SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

02055459

SUPPL

September 24, 2002.
Our ref.: 269/2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

SEC MAIL PROCESSING
RECEIVED
OCT 18 2002
WASH. D.C. 180 SECTION

Re: Companhia Suzano de Papel e Celulose
File n°. 82-3550
Rule 12g3-2(b) Exemption

Ladies and Gentlemen

We are sending you two copies of the Interim Financial Information of this company, referring to the period ended on June 30, 2002.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

PROCESSED
P NOV 04 2002
THOMSON
FINANCIAL

Very truly yours,

Bernardo Szpigel
Financial and Investor Relations Director

dlw 10/28

SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070/9071 Fax: (011) 3037-9076

File n°. 82-3550

Annex A to Letter to the SEC
Dated September 24, 2002, of
Companhia Suzano de Papel e Celulose

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on July 16, 1993:

Description of Document

Title: Interim Financial Information
Date : as of June 30, 2002
Entity requiring item: The C.V.M. pursuant to the Capital Markets Law and the internal regulations of the Stock Exchanges.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
MANAGEMENT REPORT
FIRST HALF OF 2002

During the second quarter, the world economic and financial environment was marked by episodes involving serious accounting issues in the financial statements of large international corporations. In the domestic front the turbulence created by the political scenario caused intense volatility in the exchange rates, and raised Brazil's risk, leading to an atmosphere of insecurity and to the downgrading of the country's risk rating by some international agencies. The attempts of the monetary authorities to contain the devaluation of the Real, by tightening fiscal policies, repurchasing government bonds, and reducing minimum limits set for reserves were not sufficient to tranquilize the market, leading to the direct intervention of the Brazilian Central Bank at the end of the quarter, through the sale of dollars. In face of this reality, the basic interest rate remained unchanged during the quarter, at 18.5%, being reducted of 0.5 percentage points at the last meeting of the Monetary Policy Committee (COPOM) held on July 17, 2002.

The slight recovery of domestic economy observed during the first quarter started to show declining signs due to the unstable scenario.

The pulp and paper industry did not escape all of this unscathed, and suffered a decrease in the demand of some segments of the domestic market. The company, however, same as for the first quarter, continued to direct larger sales volumes to the export market. The total sales during the first half were 2.1% higher in comparison to the same period of the previous year.

PRODUCTION AND MARKET – FIRST HALF OF 2002

Production Volumes

In 1,000 tons	SUZANO	BAHIA SUL	TOTAL PRODUCTION
Pulp – total production	**211**	**296**	**507**
Printing and writing paper	134	117	251
Coated Paper	33		33
High Quality Board	94		94
TOTAL PAPER	**261**	**117**	**378**

Sales Volumes

In 1,000 tons	SUZANO			BAHIA SUL			SUZANO + BAHIA SUL		
	I.M	E. M.	TOTAL	I.M	E. M.	TOTAL	I.M	E. M.	TOTAL
Printing and writing paper	64	63	127	58	53	111	122	116	238
Coated Paper	30	1	31	-	-	-	30	1	31
High Quality Board	61	37	98	-	-	-	61	37	98
Total paper	155	101	256	58	53	111	213	154	367
Pulp	11	-	11	28	173	201	39	173	212
TOTAL	166	101	267	86	226	312	252	327	579

COMPANHIA SUZANO DE PAPEL E CELULOSE

PULP

The NORSCAN inventories continued to decrease during the second quarter going down to 1.34 million tons. There was a recovery in Eucalyptus pulp prices all along the period, and a new increase of US$ 30/ton was announced in July, raising the price to around US$ 510/t.

During this second quarter, Suzano's pulp plant operated at its nominal capacity of 420 thousand tons/year, reaching a production of 103 thousand tons, approximately 6% above the production of the second quarter of 2001, totalling a production of 211 thousand tons in the first six months. Sales in the period totaled 11 thousand tons, totally directed to the domestic market.

PAPER AND HIGH QUALITY BOARD

The production volume in the first six months was 261 thousand tons, up 3% compared to the same period in the previous year. The total sales volume was 256 thousand tons (39% to the export market), 0.4% lower than the sales in the first half of 2001.

RESULTS

The net sales rose to R$ 527.1 million in the first half of this year, against R$ 467.4 million in the first half of 2001, with a growth of 13%. The increase of 2% in the total sales volume, the slight recovery of the prices in Reais in the period, and the incorporation, from September of 2001 onward, of the SPP Division that generated revenues of R$ 25.9 million in the six-month period from the sale of products from other manufacturers, were the factors that accounted for the increased revenues.

The cost of sales, R$ 334.6 million, was 13% higher compared to that of the first six months of the previous year. This value includes R$ 22.9 million referring to the sales of products of other manufacturers through the SPP Division. Besides that, the increase in the sales volume, higher depreciation value, adjustment of the margins of some raw

material suppliers, increase of fixed costs and electricity expenses, were the causes for the increase in sales costs.

As a consequence, when comparing the two periods, the gross profit in absolute figures rose 13%, about R$ 21.5 million.

The activity result (gross profit less sales and administrative expenses – the EBIT) increased from R$ 107.1 million to R$ 122.5 million, an increase of 14% compared to the first six months of the previous year. The operational cash flow generation measured by the "EBITDA", rose from R$ 143.8 million, during the first six months of last year, to R$ 160.3 million this year, an increase of 12%.

Net financial expenses, including monetary and exchange variations increased from R$ 169.9 million to R$ 343.0 million, reflecting the greater devaluation of the Real to the Dollar during this six-month period, when compared to the same period of the previous year, and the greater net indebtedness of the Company.

The equity method result reached R$ 159.1 million during the period, against R$ 219.0 million in the first half of 2001, reflecting, mainly, the reduction in the financial income of subsidiary Suzanopar Investimentos Ltd.

Comparing the same period for the two years, and despite the good operational performance, there was a net loss of R$ 27.1 million this year against the net profit of R$ 162.2 million recorded in 2001.

SUBSIDIARIES

Bahia Sul Celulose S.A.

Industrial production for sale in the period was 313.8 thousand tons; of this total, 196.4 thousand tons were market pulp and 117.3 thousand tons were paper, a production 3.5% higher compared to the same period in the previous year.

A volume of 312.2 thousand tons of pulp and paper was sold in the period, 2.2% higher when compared to the first half of 2001. Of this total the sales of pulp were 201.2 thousand tons (86.1% exported) and paper sales were 111.0 thousand tons (47.6% exported).

Net sales in the period was R$ 390.2 million, 3.6% higher than the same period in the previous year; this resulted from the combination of a 2.2% increase in the volume sold and 1.4% increase in the average sale price in reais.

The cost of sales during the first half of the year had an increase of 9.4% compared to the first six months of 2001. Out of this variation, 3.8% resulted from greater sales volume, and the rest relate to other cost components.

The gross profit was R$ 180.1 million in the period, representing a decrease of 3 percentage points in the gross margin when compared to the first half of 2001.

The net exchange and monetary variations in the period (included in financial income/expenses) were R$ 74.5 million, mainly reflecting the substantial devaluation of the Real to the Dollar during the second quarter of 2002. It is worth noting that the devaluation of the Real, if exchange rates are maintained at current levels, should improve the operational income in the future, in particular as regards exports, thus tending to offset the loss currently recorded.

Consolidated net profit was R$ 35.2 million, against R$ 33.1 million in the same period in 2001.

Operational cash flow generation in the period, measured by the "EBITDA", was R$ 192.5 million, corresponding to a margin of 49.3% over net sales, against 52.0% in the same period of 2001.

The annualized "net debt-to-EBITDA" increased from the ratio 2.04 at the end of the first half of 2001, to the ratio 2.88 at the end of this semester, mainly due to the utilization of funds to participate in the investment in Portucel.

Suzanopar Investimentos Ltd.

The results are from its own cash generation and from equity method result of the subsidiary Suzanopar International S.A

EQUITY SITUATION

The total source of funds in the first half was R$ 195.9 million, of which R$ 112.5 million were own generation, complemented by other resources amounting to R$ 83.4 million, mainly from entries from export financing.

The main investments were directed to Property, Plant and Equipment, in the amount of R$ 82.5 million, basically in the "Q" Project for expansion of the pulp production capacity, process improvement and reforestation.

STOCK MARKET

As from April 2, 2002, the shares of the Company started to be traded "ex-petrochemical-spin-off". The initial price assigned by the São Paulo Stock Exchange (BOVESPA) was R$ 4.59/share, reflecting the percentage of the spun-off assets of the Company, applied over the closing price of the Company's shares on the 1st of April.

During the first half of the year there were 738 trade transactions of the Company shares, involving 4,733 thousand shares and an equivalent value of US$ 12.7 million.

OUTLOOK

The high volatility observed in the internal exchange and securities market caused by the confidence crisis related to the fear of the Brazil risk, does not reflect the real situation of domestic economy. Companies continue manufacturing and selling their goods, and they even have positive expectations regarding the GDP. It is hoped that, once this period of instability is over, the potential of the Brazilian economy continues to be the determinant factor for investments.

The Company continues to believe in the growth of the domestic market, and in the opportunities offered by the export market, and intends to go ahead with its investment plans to increase its production capacity.

Once this phase is over, hopefully there will be space for another reduction of basic interest rates, and this will help to clear the pessimistic scenario that prevails among the economic agents.

SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
MANAGEMENT REPORT
FIRST HALF OF 2002

During the second quarter, the world economic and financial environment was marked by episodes involving serious accounting issues in the financial statements of large international corporations. In the domestic front the turbulence created by the political scenario caused intense volatility in the exchange rates, and raised Brazil's risk, leading to an atmosphere of insecurity and to the downgrading of the country's risk rating by some international agencies. The attempts of the monetary authorities to contain the devaluation of the Real, by tightening fiscal policies, repurchasing government bonds, and reducing minimum limits set for reserves were not sufficient to tranquilize the market, leading to the direct intervention of the Brazilian Central Bank at the end of the quarter, through the sale of dollars. In face of this reality, the basic interest rate remained unchanged during the quarter, at 18.5%, being reducted of 0.5 percentage points at the last meeting of the Monetary Policy Committee (COPOM) held on July 17, 2002.

The slight recovery of domestic economy observed during the first quarter started to show declining signs due to the unstable scenario.

The pulp and paper industry did not escape all of this unscathed, and suffered a decrease in the demand of some segments of the domestic market. The company, however, same as for the first quarter, continued to direct larger sales volumes to the export market. The total sales during the first half were 2.1% higher in comparison to the same period of the previous year.

PRODUCTION AND MARKET – FIRST HALF OF 2002

Production Volumes

In 1,000 tons	SUZANO	BAHIA SUL	TOTAL PRODUCTION
Pulp – total production	**211**	**296**	**507**
Printing and writing paper	134	117	251
Coated Paper	33		33
High Quality Board	94		94
TOTAL PAPER	**261**	**117**	**378**

Sales Volumes

In 1,000 tons	SUZANO			BAHIA SUL			SUZANO + BAHIA SUL		
	I.M	E. M.	TOTAL	I.M	E. M.	TOTAL	I.M	E. M.	TOTAL
Printing and writing paper	64	63	127	58	53	111	122	116	238
Coated Paper	30	1	31	-	-	-	30	1	31
High Quality Board	61	37	98	-	-	-	61	37	98
Total paper	155	101	256	58	53	111	213	154	367
Pulp	11	-	11	28	173	201	39	173	212
TOTAL	166	101	267	86	226	312	252	327	579

COMPANHIA SUZANO DE PAPEL E CELULOSE

PULP

The NORSCAN inventories continued to decrease during the second quarter going down to 1.34 million tons. There was a recovery in Eucalyptus pulp prices all along the period, and a new increase of US$ 30/ton was announced in July, raising the price to around US$ 510/t.

During this second quarter, Suzano's pulp plant operated at its nominal capacity of 420 thousand tons/year, reaching a production of 103 thousand tons, approximately 6% above the production of the second quarter of 2001, totalling a production of 211 thousand tons in the first six months. Sales in the period totaled 11 thousand tons, totally directed to the domestic market.

PAPER AND HIGH QUALITY BOARD

The production volume in the first six months was 261 thousand tons, up 3% compared to the same period in the previous year. The total sales volume was 256 thousand tons (39% to the export market), 0.4% lower than the sales in the first half of 2001.

RESULTS

The net sales rose to R$ 527.1 million in the first half of this year, against R$ 467.4 million in the first half of 2001, with a growth of 13%. The increase of 2% in the total sales volume, the slight recovery of the prices in Reais in the period, and the incorporation, from September of 2001 onward, of the SPP Division that generated revenues of R$ 25.9 million in the six-month period from the sale of products from other manufacturers, were the factors that accounted for the increased revenues.

The cost of sales, R$ 334.6 million, was 13% higher compared to that of the first six months of the previous year. This value includes R$ 22.9 million referring to the sales of products of other manufacturers through the SPP Division. Besides that, the increase in the sales volume, higher depreciation value, adjustment of the margins of some raw

material suppliers, increase of fixed costs and electricity expenses, were the causes for the increase in sales costs.

As a consequence, when comparing the two periods, the gross profit in absolute figures rose 13%, about R$ 21.5 million.

The activity result (gross profit less sales and administrative expenses – the EBIT) increased from R$ 107.1 million to R$ 122.5 million, an increase of 14% compared to the first six months of the previous year. The operational cash flow generation measured by the "EBITDA", rose from R$ 143.8 million, during the first six months of last year, to R$ 160.3 million this year, an increase of 12%.

Net financial expenses, including monetary and exchange variations increased from R$ 169.9 million to R$ 343.0 million, reflecting the greater devaluation of the Real to the Dollar during this six-month period, when compared to the same period of the previous year, and the greater net indebtedness of the Company.

The equity method result reached R$ 159.1 million during the period, against R$ 219.0 million in the first half of 2001, reflecting, mainly, the reduction in the financial income of subsidiary Suzanopar Investimentos Ltd.

Comparing the same period for the two years, and despite the good operational performance, there was a net loss of R$ 27.1 million this year against the net profit of R$ 162.2 million recorded in 2001.

SUBSIDIARIES

Bahia Sul Celulose S.A.

Industrial production for sale in the period was 313.8 thousand tons; of this total, 196.4 thousand tons were market pulp and 117.3 thousand tons were paper, a production 3.5% higher compared to the same period in the previous year.

A volume of 312.2 thousand tons of pulp and paper was sold in the period, 2.2% higher when compared to the first half of 2001. Of this total the sales of pulp were 201.2 thousand tons (86.1% exported) and paper sales were 111.0 thousand tons (47.6% exported).

Net sales in the period was R$ 390.2 million, 3.6% higher than the same period in the previous year; this resulted from the combination of a 2.2% increase in the volume sold and 1.4% increase in the average sale price in reais.

The cost of sales during the first half of the year had an increase of 9.4% compared to the first six months of 2001. Out of this variation, 3.8% resulted from greater sales volume, and the rest relate to other cost components.

The gross profit was R$ 180.1 million in the period, representing a decrease of 3 percentage points in the gross margin when compared to the first half of 2001.

The net exchange and monetary variations in the period (included in financial income/expenses) were R$ 74.5 million, mainly reflecting the substantial devaluation of the Real to the Dollar during the second quarter of 2002. It is worth noting that the devaluation of the Real, if exchange rates are maintained at current levels, should improve the operational income in the future, in particular as regards exports, thus tending to offset the loss currently recorded.

Consolidated net profit was R$ 35.2 million, against R$ 33.1 million in the same period in 2001.

Operational cash flow generation in the period, measured by the "EBITDA", was R$ 192.5 million, corresponding to a margin of 49.3% over net sales, against 52.0% in the same period of 2001.

The annualized "net debt-to-EBITDA" increased from the ratio 2.04 at the end of the first half of 2001, to the ratio 2.88 at the end of this semester, mainly due to the utilization of funds to participate in the investment in Portucel.

Suzanopar Investimentos Ltd.

The results are from its own cash generation and from equity method result of the subsidiary Suzanopar International S.A

EQUITY SITUATION

The total source of funds in the first half was R$ 195.9 million, of which R$ 112.5 million were own generation, complemented by other resources amounting to R$ 83.4 million, mainly from entries from export financing.

The main investments were directed to Property, Plant and Equipment, in the amount of R$ 82.5 million, basically in the "Q" Project for expansion of the pulp production capacity, process improvement and reforestation.

STOCK MARKET

As from April 2, 2002, the shares of the Company started to be traded "ex-petrochemical-spin-off". The initial price assigned by the São Paulo Stock Exchange (BOVESPA) was R$ 4.59/share, reflecting the percentage of the spun-off assets of the Company, applied over the closing price of the Company's shares on the 1st of April.

During the first half of the year there were 738 trade transactions of the Company shares, involving 4,733 thousand shares and an equivalent value of US$ 12.7 million.

OUTLOOK

The high volatility observed in the internal exchange and securities market caused by the confidence crisis related to the fear of the Brazil risk, does not reflect the real situation of domestic economy. Companies continue manufacturing and selling their goods, and they even have positive expectations regarding the GDP. It is hoped that, once this period of instability is over, the potential of the Brazilian economy continues to be the determinant factor for investments.

The Company continues to believe in the growth of the domestic market, and in the opportunities offered by the export market, and intends to go ahead with its investment plans to increase its production capacity.

Once this phase is over, hopefully there will be space for another reduction of basic interest rates, and this will help to clear the pessimistic scenario that prevails among the economic agents.

FILE № 82-3550

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information
Semester ended June 30, 2002
(Unaudited)

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information

June 30, 2002

Contents

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the six-month period ended June 30, 2002, which comprise the balance sheet, statements of income, changes in shareholders' equity and changes in financial position and other relevant information prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in accordance with accounting practices derived from the Brazilian Corporation Law.

July 31, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
(In thousands of reais)

	Parent company		Consolidated	
	06.30.01	12.31.01	06.30.01	12.31.01
Assets				
Current assets				
Cash and cash equivalents	19,619	11,779	99,384	60,827
Interest earning bank deposits	36,577	8,637	833,549	851,391
Trade accounts receivable	163,170	169,794	351,642	275,231
Inventories	128,635	117,413	245,106	231,080
Other receivables	13,527	38,613	39,082	50,440
Recoverable taxes	22,295	19,449	35,747	24,685
Deferred income and contribution taxes	81,725	6,737	143,638	53,450
Prepaid expenses	5,325	6,156	5,477	7,296
	470,873	378,578	1,753,625	1,554,400
Noncurrent assets				
Related parties	33,213	31,372	-	-
Recoverable taxes	6,720	4,316	6,720	4,316
Deferred income and contribution taxes	27,713	22,706	222,212	224,232
Judicial deposits	8,436	8,340	16,322	16,005
Other receivables	302	254	15,190	10,217
	76,384	66,988	260,444	254,770
Permanent assets				
Investments	2,077,477	1,923,365	407,467	310,100
Property, plant and equipment	719,323	675,098	2,563,890	2,534,161
Deferred charges	3,896	1,633	247,824	261,573
	2,800,696	2,600,096	3,219,181	3,105,834
	3,347,953	3,045,662	5,233,250	4,915,004

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
(In thousands of reais)

	Parent company		Consolidated	
	06.30.01	12.31.01	06.30.01	12.31.01
Liabilities and shareholders' equity				
Current liabilities				
Trade accounts payable	75,972	60,704	113,742	96,106
Loans and financing	408,381	289,953	982,390	997,823
Taxes payable other than on income	8,786	7,420	12,189	9,618
Accrued salaries and payroll taxes	23,924	28,153	36,696	42,597
Other accounts payable	13,161	8,415	32,386	32,230
Dividends payable	131	50,316	137	50,320
Provision for contingencies	-	-	25,719	24,021
Income and social contribution taxes	74,640	32,504	88,011	36,154
	604,995	477,465	1,291,270	1,288,869
Noncurrent liabilities				
Loans and financing	821,200	703,024	1,692,011	1,396,264
Related parties	508,634	400,185	496,950	390,654
Deferred income and social contribution taxes	33,015	34,954	33,015	34,954
Income and social contribution taxes	-	67,699	-	67,699
Provision for contingencies	45,362	43,793	45,362	43,793
Provision for loss in subsidiary	57,946	17,639	-	-
	1,466,157	1,267,294	2,267,338	1,933,364
Minority interests			416,002	409,429
Shareholders' equity				
Share capital	654,000	53,945	654,000	53,945
Capital reserves	26,741	23,774	26,741	23,774
Revaluation reserves	45,520	54,141	45,520	54,141
Appropriated retained earnings	568,988	1,169,043	568,988	1,151,482
Accumulated losses	-18,448	-	-36,609	-
	1,276,801	1,300,903	1,258,640	1,283,342
	3,347,953	3,045,662	5,233,250	4,915,004

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF INCOME
SEMESTER ENDED JUNE 30, 2002 AND 2001
(In thousands of reais)

	Parent company		Consolidated	
	2002	2001	2002	2001
Gross sales	622,203	542,157	1,072,769	1,695,920
Sales taxes	(95,090)	(74,719)	(119,971)	(254,016)
Net sales	527,113	467,438	952,798	1,441,904
Cost of sales	(334,606)	(296,469)	(576,953)	(972,775)
Gross profit	192,507	170,969	375,845	469,129
Operating (expenses) income				
Selling expenses	(31,794)	(29,431)	(46,337)	(76,885)
General and administrative expenses	(35,697)	(29,157)	(67,288)	(77,850)
Management remuneration	(5,194)	(5,232)	(5,194)	(5,371)
Financial expenses	(364,613)	(187,938)	(525,821)	(367,891)
Financial income	21,638	18,022	176,629	223,934
Equity interest in subsidiaries and affiliates	172,379	219,040	(824)	944
Amortization of (goodwill) discount	(13,248)	-	(13,248)	(923)
Other operating income	2,701	-	5,883	7,948
Operating (loss) income	(61,321)	156,273	(100,355)	173,035
Nonoperating (expense) income	(41,767)	(1,568)	7,268	(6,500)
(Loss) income before social contribution and income taxes	(103,088)	154,705	(93,087)	166,535
Social contribution and income taxes	82,843	11,867	75,260	10,345
(Loss) income before profit sharing	(20,245)	166,572	(17,827)	176,880
Employee profit sharing scheme	(6,824)	(4,369)	-	-
(Loss) net income before minority interest	(27,069)	162,203	(17,827)	176,880
Minority interest	-	-	(9,540)	(12,838)
(Loss) net income for the period	(27,069)	162,203	(27,367)	164,042
(Loss) net income per share - R$	(0.12)	0.73		
Shares outstanding at end of the period	221,194,380	221,194,380		

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
SEMESTER ENDED JUNE 30, 2002 AND YEAR ENDED DECEMBER 31, 2001
(In thousands of reais)

Parent company

	Share capital	Capital reserves	Revaluation reserves	Retained earnings Appropriated	Retained earnings Unappropriated	Total
Balances at December 31, 2000	672,000	23,774	62,237	1,110,061	-	1,868,072
Capital increase	176,327			(176,327)		-
Complement of dividend				(260)		(260)
Realization of revaluation reserve			(8,096)		8,096	-
Acquisition of treasury shares				(1,562)		(1,562)
Capital reduction due to spin-off on 11/30/01	(794,382)					(794,382)
Realization of the reserve for unrealized profits				(243,613)	243,613	-
Net income for the year					302,612	302,612
Interest on equity					(23,358)	(23,358)
Proposed dividends					(50,219)	(50,219)
Unrealized profits				265,932	(265,932)	-
Special statutory reserves				214,812	(214,812)	-
Balances at December 31, 2001 (12 months)	53,945	23,774	54,141	1,169,043	-	1,300,903
Capital increase	600,055			(600,055)		
Realization of revaluation reserve			(8,621)		8,621	-
Income tax incentive		2,967				2,967
Loss for the period					(27,069)	(27,069)
Balances at June 30, 2002 (6 months)	654,000	26,741	45,520	568,988	(18,448)	1,276,801

The book value per share at June 30, 2002 was R$ 5.77

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF CHANGES IN FINANCIAL POSITION
SEMESTERS ENDED JUNE 30, 2002 AND 2001
(In thousands of reais)

	Parent company	
	2002	2001
Sources of funds		
From operations		
(Loss) net income for the period	(27,069)	162,203
Items not requiring (providing) working capital:		
. Depreciation, depletion and amortization	37,795	32,272
. Net book value of permanent assets disposed of	1,630	151
. Deferred taxes	(5,446)	(468)
. Equity interest in subsidiaries and affiliates	(172,379)	(219,040)
. Dividends from subsidiary	7,920	6,451
. Gain on dilution of investments in affiliates	-	(34)
. Amortization of goodwill	13,248	-
. Provisions	41,711	(6,170)
. Monetary variation of noncurrent assets and liabilities	215,104	58,274
	112,514	**33,639**
Other sources		
. Noncurrent loans	81,325	368,653
. Income tax incentive	462	-
. Decrease in noncurrent assets	1,625	14,275
	83,412	**382,928**
Total sources	**195,926**	**416,567**
Application of funds		
Additions to permanent assets		
Property, plant and equipment	82,524	52,491
Investments	1,612	719,166
Deferred charges	2,173	1,839
	86,309	**773,496**
Increase in noncurrent assets	3,485	43,410
Decrease in noncurrent liabilities	141,367	107,203
Distribution of dividends	-	260
Treasury shares	-	1,563
Total applications	**231,161**	**925,932**
Decrease in working capital	**(35,235)**	**(509,365)**
Current assets	92,295	146,131
Current liabilities	(127,530)	(655,496)

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
NOTES TO THE INTERIM FINANCIAL INFORMATION
SEMESTER ENDED JUNE 30, 2002 AND YEAR ENDED DECEMBER 31, 2001
(In thousands of reais)

1 - OPERATIONS

The Company's operation mainly consist of the manufacturing and sale, in Brazil and abroad, of short fiber pulp and paper, as well as the development and maintenance of forests for lumber used by the Company, or sold to third parties.

2 - INTERIM FINANCIAL INFORMATION

The interim financial information were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year-ended December 31, 2001.

Foreign currency - all assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are included in the determination of earnings;

Interest earning bank deposits - are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Allowance for doubtful accounts - established on a basis considered sufficient to cover possible losses on the realization of accounts receivable;

Inventories - are valued at the lower of average cost of acquisition or production, which does not exceed market value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition;

Investments - in subsidiaries and affiliates were valued using the equity method, and other investments were valued at cost, less any provisions for losses;

Property, plant and equipment - is recorded at acquisition cost, formation or construction cost plus a revaluation. Forestry is composed by costs of acquisition, formation and maintenance. Depreciation is provided for by using the straight-line method at rates which take into account the estimated useful lives of the assets. Depletion of reserves is based on timber harvest;

Deferred charges - are recorded at cost and amortized over a 10-year term; goodwill is based on future economic benefits and is amortized over a 10-year period;

Rights and obligations - are price-level restated according to the exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

(In thousands of reais)

Interest on loans - interest on loans and financing are recorded in accordance with the terms of the contracts utilizing the effective interest rate;

Provisions - a provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

Income and social contribution taxes - Income tax - calculated at the rate of 15% of taxable income, plus an additional of 10%. Social contribution tax - calculated at the rate of 9% of adjusted taxable income. Deferred income and social contribution taxes were calculated on tax losses carry forward, on the negative basis for social contribution tax and on temporary differences;

Revaluation reserves - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as non-current liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against appropriated profits;

Conversion method for foreign subsidiaries - the financial statements were converted to the domestic currency equivalent using the foreign exchange sell rate in effect at the end of the year. When applicable, their accounting practices were adjusted to those of the parent company;

Recognition of effects of inflation - the fixed asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

Some balances of the financial statements for the year ended in December 31, 2001 were reclassified in order to be consistent with the current interim financial information presentation.

4 - CONSOLIDATED INTERIM FINANCIAL INFORMATION

The consolidated interim financial information for the period ended June 30, 2002 include the interim financial information of Cia. Suzano de Papel e Celulose and its following subsidiaries: Bahia Sul Celulose S.A., Bahia Sul International Trading Ltd, Bahia Sul América Inc, Comercial e Agrícola Paineiras Ltda., Suzanopar Investimentos Ltd, Suzanopar International S.A., Nemo International, Sun Paper and Board Limited, Nemotrade Corporation and Stenfar S.A., Ind.Coml.Imp.Exp..

The consolidated statement of income for the period ended June 30, 2001 include, besides the companies mentioned above, the following companies: Politeno Indústria e Comércio S.A., Politeno Empreendimentos Ltda, Nordeste Química S.A., Suzano Química Ltda, Polibrasil Participações S.A., Polipropileno S.A., Polibrasil Resinas S.A., Polibrasil Compostos S.A., Norcom S.A., Polipropileno Participações S.A., Copene Petroquímica do Nordeste S.A. and Petroflex Indústria e Comércio S.A.

(In thousands of reais)

The consolidation process for the balance sheet and statement of income is based on the horizontal sum of assets, liabilities incomes and expenses, and the following eliminations:

a) investment in the subsidiaries' capital, profit reserves, accumulated losses, and investments;
b) balances and other assets and/or liabilities within the consolidated companies; and
c) effects of significant transactions performed between the companies.

Reconciliation of the statements of income and shareholders' equity:

	Statements of income	
	1st semester 2002	1st semester 2001
Parent company	(27,069)	162,203
Elimination of (net income) loss obtained by the Parent Company in transactions whit subsidiaries	(298)	1,839
Consolidated	(27,367)	164,042

	Shareholders' equity	
	June 30, 2002	December 31, 2001
Parent company	1,276,801	1,300,903
Elimination of net income obtained by the Parent Company in transations whit subsidiaries	(18,161)	(17,561)
Consolidated	1,258,640	1,283,342

Impact of the restructuring process occurred in 2001 to the consolidated statements of income

The Company, based on its Extraordinary Stockholders' meeting dated November 30, 2001, performed a spin-off of its assets and liabilities related to its interest in petrochemical companies. In order to allow the adequate comparability of the interim financial information for the period ended June 30, 2002 with the same period of 2001, we present below the consolidated statement of income by segment:

COMPANHIA SUZANO DE PAPEL E CELULOSE
NOTES TO THE INTERIM FINANCIAL INFORMATION
SEMESTER ENDED JUNE 30, 2002 AND YEAR ENDED DECEMBER 31, 2001
(In thousands of reais)

	June 30, 2002	June 30, 2001		
	PULP AND PAPER	PULP AND PAPER	PETROCHEMICAL	TOTAL
Gross sales	1,072,769	968,160	727,760	1,695,920
Sales taxes	(119,971)	(99,806)	(154,210)	(254,016)
Net sales	**952,798**	**868,354**	**573,550**	**1,441,904**
Cost of sales	(576,953)	(494,247)	(478,528)	(972,775)
Gross profit	**375,845**	**374,107**	**95,022**	**469,129**
Selling expenses	(46,337)	(53,767)	(23,118)	(76,885)
General and administrative expenses	(72,482)	(64,901)	(18,320)	(83,221)
Financial expenses	(525,821)	(297,007)	(70,884)	(367,891)
Financial income	176,629	195,178	28,756	223,934
Amortization of goodwill	(13,248)	-	-	-
Equity interest in subsidiaries and affiliates	(824)	-	21	21
Other operation income	5,883	2,140	5,808	7,948
Operating (loss) income	**(100,355)**	**155,750**	**17,285**	**173,035**
Nonoperating income (expenses)	7,268	(6,649)	149	(6,500)
(Loss) income before social contribution and income taxes	**(93,087)**	**149,101**	**17,434**	**166,535**
Social contribution and income taxes	75,260	16,235	(5,890)	10,345
(Loss) income before minority interest	**(17,827)**	**165,336**	**11,544**	**176,880**
Minority interest	(9,540)	(8,980)	(3,858)	(12,838)
(Loss) net income for the period	**(27,367)**	**156,356**	**7,686**	**164,042**

5 - TRADE ACCOUNTS RECEIVABLE

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Domestic	183,095	188,637	233,494	247,240
Foreign	148,883	99,221	298,741	166,335
Discounted export bills	(148,883)	(98,249)	(155,355)	(103,824)
Allowance for doubtful accounts	(19,925)	(19,815)	(25,238)	(34,520)
	163,170	**169,794**	**351,642**	**275,231**

6 - INVENTORIES

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Finished goods	59,687	48,573	92,609	79,343
Work-in-progress	8,166	8,547	9,990	10,321
Raw materials	22,332	24,592	39,183	43,035
Maintenance and miscellaneous materials	38,450	35,701	103,324	98,381
	128,635	**117,413**	**245,106**	**231,080**

(In thousands of reais)

7 - RECOVERABLE TAXES

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Recoverable social contribution	2,840	1,160	2,840	1,160
Recoverable income tax	9,704	3,001	9,704	3,001
Withheld income tax on interest earning bank deposits	56	11,856	11,096	11,856
Recoverable tax on net income (ILL)	4,752	-	4,752	-
Value-Added tax on sales and services due to fixed assets purchases	9,676	6,074	11,304	6,074
Others taxes and contributions	1,987	1,674	2,771	6,910
	29,015	23,765	42,467	29,001

8 - DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

ASSETS

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Tax losses carry forward	54,214	-	235,341	178,610
Negative basis for social contribution	20,737	-	70,997	46,707
Temporary differences	34,487	29,443	59,512	52,365
	109,438	29,443	365,850	277,682

LIABILITIES

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Accelerated incentive depreciation	10,577	10,577	10,577	10,577
Revaluation reserve	22,202	24,141	22,202	24,141
Negative goodwill	236	236	236	236
	33,015	34,954	33,015	34,954

The deferred income and social contribution taxes of the Parent Company are supported by cash flows projections that result in future taxable income in sufficient amounts to offset these balances.

The credits from tax losses, on the consolidated statements, were mainly constituted by the subsidiary Bahia Sul Celulose S.A., which had, as of June 30, 2002, a tax loss carryforwards of R$ 792,831 and a negative basis of social contribution of R$ 620,553. The above-mentioned credits were registered after a reduction in an amount of R$ 25,112 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets.

(In thousands of reais)

9 - TAXABLE FOREIGN INCOME

The Company recorded, on a consolidated basis, a provision in the amount of R$ 87,777 (R$ 67,699 in December 2001), related to income tax and social contribution on taxable foreign income, according to Provisory Measure no. 2158-34 of June 29, 2001. These amounts are presented as current liabilities on June 30, 2002.

10 - INVESTMENTS

PARENT COMPANY

	Percentage held	Investments June 30, 2002	Investments December 31, 2001	Equity interest June 30, 2002	Equity interest June 30, 2001
Subsidiaries					
Suzanopar Investimentos Ltd.	100.00%	688,227	544,786	143,440	192,362
Bahia Sul Celulose S.A. (1)	72.87%	1,115,612	1,098,216	25,317	17,629
Comercial e Agricola Paineiras Ltda.	100.00%	11,931	11,213	718	(261)
Nemo International	100.00%	12,279	8,963	3,316	-
Suzano Telecom Ltda	100.00%	-	1	-	-
Suzano Quimica Ltda.	100.00%	-	-	-	796
SPP-Nemo S/A. Indl e Coml Export.	100.00%	-	-	-	8,514
		1,828,049	**1,663,179**	**172,791**	**219,040**
Others					
Other		19,628	17,138	(412)	-
Unamortized goodwill		229,800	243,048	(13,248)	-
		249,428	**260,186**	**(13,660)**	-
		2,077,477	**1,923,366**	**159,131**	**219,040**

CONSOLIDATED

	Percentage held	Investments June 30, 2002	Investments December 31, 2001	Equity interest June 30, 2002	Equity interest June 30, 2001
Sonae Prod. Derivados Florestais SGPS S/A (3)	49.99%	384,045	290,092	-	-
Other	-	23,422	20,008	(824)	944
		407,467	**310,100**	**(824)**	**944**

(1) On May 07, 2001 the Company acquired all of Companhia Vale do Rio Doce's investment in Bahia Sul Celulose S/A, and, therefore, it holds 100% its voting capital, and 72.82% of its total capital.

(2) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., justified by the expected profitability of the operations, and amortized through a ten-year period.

(In thousands of reais)

(3) By means of a Memorandum of Understanding, signed on September 18, 2001, Bahia Sul, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., entered into partnership with Sonae SGPS, S.A., an important portuguese group, with the initial objective of sharing with SONAE a 29% share in Portucel - Empresa Produtora de Pasta e Papel S.A (PORTUCEL) and, in a second step, to participate in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of voting capital, which is forecast to occur in 2002, and, if successful, Bahia Sul and SONAE will have joint control of the PORTUCEL.

PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products in an amount of 1,3 million of tons.

The interest of Bahia Sul in PORTUCEL is made by intermediary of a company named Sonae Produtos e Derivados Florestais - SGPS, S.A. (SPDF), in which Bahia Sul holds 49.99% of capital and SONAE the remaining 50.01%.

In September 2001, Bahia Sul made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions, equivalent to R$ 384 millions on June 30, 2002.

In accordance with the conditions stated on the Memorandum of Understanding, if the parties are not successful to acquire the shares in the privatization process of PORTUCEL, in a quantity sufficient to guarantee them joint-control, Bahia Sul may dispose its interest in this enterprise.

Due to the fact that the permanence of this investment is conditioned to a future event (success in acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in the investment until the future event occurs. The success of the acquisition will determine if the nature of this investment is permanent, i.e. joint-control of PORTUCEL.

11 - PROPERTY, PLANT AND EQUIPMENT, NET

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Buildings	47,213	47,256	377,002	383,724
Machinery and equipments	321,610	304,908	1,541,131	1,540,387
Vehicles	2,789	2,733	7,886	8,825
Others	20,738	20,628	29,042	28,371
Lands and farms	80,151	80,186	173,269	167,272
Timber resources	137,185	136,419	303,984	299,963
Construction-in-progress	109,637	82,968	131,576	105,619
	719,323	675,098	2,563,890	2,534,161

(In thousands of reais)

12 - DEFERRED CHARGES, NET

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Pre-operating expenses	3,896	1,633	18,024	18,525
Goodwill (1)	-	-	229,800	243,048
	3,896	1,633	247,824	261,573

(1) Refers to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., justified by the expected profitability of the operations, and amortized through a ten-year period.

13 - LOANS AND FINANCING

	Index	Interest	Parenty Company		Consolidated	
			June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
For acquisition of equipment						
Local currency						
BNDES - Finem	TJLP (1)	7.00% to 12.00% p.a.	92,491	97,369	348,754	354,489
BNDES - Finame	TJLP (1)	7.50% to 10.75% p.a.	35,677	22,046	42,119	33,611
BNDES - Automatic	TJLP (1)	7.50% to 10.00% p.a.	4,715	-	7,258	3,505
Working capital						
Exportation financing	US$	4.00% to 9.00% p.a.	378,728	318,381	1,202,394	833,003
Pre-export payment (performance)	US$ (2)	4.80% p.a.	568,880	464,080	578,965	472,378
Syndicated loan	US$ (3)	5.13% p.a.	-	-	284,440	232,040
Promissory note	US$	LIBOR + 2.00 and 2.5% p.a.	-	-	-	290,092
Resolution 63	US$	(4)	79,644	23,204	79,644	23,204
FMO	US$	8.90% p.a.	26,951	24,364	26,951	24,364
Importation financing	US$	2.90% to 5.25% p.a.	23,307	17,630	23,307	17,630
BNDES - Exim	TJLP (1)	7.65% to 7.70% p.a.	-	-	5,825	26,799
Debentures	US$	ANBID+1.50%	-	11,696	-	11,696
Others	US$		-	-	35,166	33,617
			1,210,393	978,771	2,634,823	2,356,429
Current liabilities			389,193	275,747	942,812	960,165
Noncurrent liabilities			821,200	703,024	1,692,011	1,396,264
Interest accrued			19,188	14,206	39,578	37,658

The long-term portion of loans and financing mature as follows:	Parent Company	Consolidated
2003	206,754	265,012
2004	342,875	798,645
2005	189,826	338,887
2006	74,528	223,350
2007	7,217	31,041
2008 onward	-	35,076
	821,200	1,692,011

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) issued by the Brazilian Central Bank.

(In thousands of reais)

(2) Sindicated operation, based on export receivables of the subsidiary Bahia Sul Celulose S.A., under a performance agreement between the Company and its subsidiary.

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the Eurobonds are due, for a cost LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.

(4) Resolution 63 - Loans and financing under the following terms:
R$ 28,444 - 9.2128% p.a.; and
R$ 51,200 - 82% of CDI or exchange variation plus Cupom (the higher)

14 - RELATED COMPANIES

On May 07, 2001, NemoFeffer S.A. transferred to this Company a loan obtained abroad in an amount equivalent to US$ 160 millions, assuming the Company the obligation to reimburse NemoFeffer for all costs and charges supported by it. The loan obtained by NemoFeffer has a unique maturity date on October 2006 and interest of 7.90% per annum. On June 30, 2002, this balance amounts to R$ 497 million including interest (R$ 391 million in December 2001).

As described in note 13, the Company entered into a export financing transaction in the amount of US$ 200 million that is based on the export receivables of its subsidiary Bahia Sul Celulose S.A.

During the semester, the subsidiary transferred exports to the Company in the amount of R$ 23,530, which was simultaneously exported in the amount of R$ 23,126. The net effect between the exports performed by the Company and the goods transferred by the subsidiary amounted to R$ R$ 404, related to the financing cost of the transaction and it is recorded as financial expenses.

15 - PROVISION FOR CONTINGENCIES

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Tax	33,160	26,998	53,217	45,319
Labor	12,202	11,522	17,364	16,722
Others		5,273	500	5,773
	45,362	43,793	71,081	67,814
Current portion	-	-	25,719	24,021
Noncurrent portion	45,362	43,793	45,362	43,793

Provision for contingencies were recorded in order to cover the Company on potencial losses due to administrative and judicial contingencies related to fiscal, labor and social security matters, in amounts considered as sufficient, based on its legal counselors opinion.

(In thousands of reais)

16 - PROVISION FOR LOSS IN SUBSIDIARY

On January 11, 2002, the Argentine exchange rate system was changed regarding the exchangeability of pesos to foreign currencies. The impact of this change, on the financial statements of the subsidiary Stenfar S.A.I.C, resulted in a negative equity of $ 77,529 mil pesos, at June 30, 2002.
Therefore, a loss provision was recorded in the amount of R$ 40,307 (income statement effect for the period), as non-operating expenses, in addition to the provision recorded at December 31, 2001. The total amount of the provision, as of June 30, 2002, and presented as non-current liabilities, was R$ 57,946.

17 - FINANCIAL INSTRUMENTS

Considering the requirements of the CVM Instruction nr. 235/95, the Company made an evaluation of its assets and liabilities as of June 30, 2002, concluding that the recorded amounts do not differ significantly from their market values.

The Company performed swap operations of interest rates to hedge its foreign currency loans up to the limit of US$ 95 million, in order to minimize its interest rate expense.

In the consolidated statements, the subsidiary Bahia Sul Celulose S.A. has performed derivative operations, to the limit of US$ 85 million.

18 - SHARE CAPITAL

Capital is comprised of 221,194,380 shares divided in 97,374,458 common shares with voting rights and 123,819,922 preferred shares with no voting rights.

The Extraordinary Stockholders' meeting and Ordinary Stockholders' meeting dated April 30, 2002 approved the Company's capital increase from R$ 53,944,844.40 to R$ 654,000,000.00, through the incorporation of statutory special reserves in the amount of R$ 600,055,155.60 without issuing any new shares.

19 - TREASURY SHARES

The Extraordinary Stockholders' meeting and Ordinary Stockholders' meeting dated April 30, 2002 approved the cancellation of 3,969,000 preferred shares, issued by the Company, which were previously maintained as treasury shares, without changing the Company's capital balance.

(In thousands of reais)

20 - GUARANTEES - PARENT COMPANY

As of June, 30 2002 and December, 31 2001, guarantees provided by the parent company and subsidiaries were as follows:

	June 30, 2002	December 31, 2001
Bahia Sul Celulose S/A		
BNDES	221,747	231,039
Shared guarantees with Suzano Petroquimica S/A:		
Polibrasil Resinas S/A		
Credit line FMO	96,441	36,025
BNDES	21,227	13,038
	117,668	49,063

Guarantees assumed by the Company, which transfers to Suzano Petroquimica S/A resulting from the spin-off, are in process of regulation:

Petroflex Indústria e Comércio S/A		
BNDES	12,315	11,638
Banco do Brasil - privatizacion Coperbo	2,814	3,326
	15,129	14,964
Politeno Indústria e Comércio S/A		
IFC - plant modernization	4,375	4,758
	19,504	19,722

The Company had "vendor" operations (bank loans to customers which are backed by a company guarantee in the case the customer does not pay the bank on the due date) amounting to R$ 16,070 (R$ 30,830 in 2001).

21 - CANCELLATION OF BAHIA SUL'S PUBLIC-HELD COMPANY REGISTRATION

On February 6, 2002, the Company and its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), publicly notified their intention of cancelling the registration of Bahia Sul as a public-held company. For this purpose, the Company will perform a Public Offer of Exchange of Shares to acquire the shares of Bahia Sul held by other shareholders. The reference value offered for Bahia Sul shares, of R$ 646.43 per one thousand shares, will constitute a credit to the seller against the Company, usable exclusively to subscribe preferred shares in its capital increase, which will be performed by the issuing price of R$ 12.96 per share. The relation results from economic-financial appraisals of the two companies proceeded, separately, by J.P. Morgan S.A. Bank and by UBS Warburg S.A. Bank. On April 18, 2002, the Company submitted to the CVM documentation adapting the public offer registration request, in order to comply with the terms of CVM statement 361/01, and the notice for the operation is awaiting the approval of the agency.

22 - RELEVANT EVENT

On June 10, 2002, the Company and Aracruz Celulose S.A. signed with Companhia Vale do Rio Doce and its subsidiary Florestas Rio Doce S.A. a letter of intent with the standard purchase conditions, in equal parts, by Aracruz and by Bahia Sul, of the assets that Florestas Rio Doce S/A holds in the region of São Mateus, in the State of Espírito Santo.

The assets to be acquired amount to approximately 40 thousand hectares of land and eucalyptus forest planted on it, and the estimated total value of the operation amounts to R$ 137 million, which is subject to specific variations on this kind of business. The closing of the operation is conditioned to the conclusion of the forestry, legal and financial audit, which is being performed by the intending purchasers.

This intended acquisition aims at the composition of a forestry basis necessary to future operations.

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information
Semester ended June 30, 2002
(Unaudited)

KPMG

Companhia Suzano de Papel e Celulose

Interim financial information

June 30, 2002

Contents

KPMG Auditores Independentes

Mail address
Caixa Postal 2467
01060-970 São Paulo SP
Brasil

Office address
R. Dr. Renato Paes de Barros, 33
04530-904 São Paulo SP
Brasil

Central tel 55 (11) 3067.3000
Fax National (11) 3079.3752
International 55 (11) 3079.2916

Independent accountants' review report

The Board of Directors and Shareholders
Companhia Suzano de Papel e Celulose
São Paulo - SP

We have reviewed the interim financial information of Companhia Suzano de Papel e Celulose and the consolidated interim financial information for the Company and its subsidiaries for the six-month period ended June 30, 2002, which comprise the balance sheet, statements of income, changes in shareholders' equity and changes in financial position and other relevant information prepared in accordance with accounting principles derived from the Brazilian Corporation Law.

Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the principal criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and operations of the Company and its subsidiaries.

Based on our limited review, we are not aware of any material changes which should be made to the interim financial information described above for it to be in accordance with accounting practices derived from the Brazilian Corporation Law.

July 31, 2002

KPMG Auditores Independentes
CRC 2SP014428/O-6

José Luiz Ribeiro de Carvalho
Accountant CRC 1SP141128/O-2

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
(In thousands of reais)

	Parent company		Consolidated	
	06.30.01	12.31.01	06.30.01	12.31.01
Assets				
Current assets				
Cash and cash equivalents	19,619	11,779	99,384	60,827
Interest earning bank deposits	36,577	8,637	833,549	851,391
Trade accounts receivable	163,170	169,794	351,642	275,231
Inventories	128,635	117,413	245,106	231,080
Other receivables	13,527	38,613	39,082	50,440
Recoverable taxes	22,295	19,449	35,747	24,685
Deferred income and contribution taxes	81,725	6,737	143,638	53,450
Prepaid expenses	5,325	6,156	5,477	7,296
	470,873	378,578	1,753,625	1,554,400
Noncurrent assets				
Related parties	33,213	31,372	-	-
Recoverable taxes	6,720	4,316	6,720	4,316
Deferred income and contribution taxes	27,713	22,706	222,212	224,232
Judicial deposits	8,436	8,340	16,322	16,005
Other receivables	302	254	15,190	10,217
	76,384	66,988	260,444	254,770
Permanent assets				
Investments	2,077,477	1,923,365	407,467	310,100
Property, plant and equipment	719,323	675,098	2,563,890	2,534,161
Deferred charges	3,896	1,633	247,824	261,573
	2,800,696	2,600,096	3,219,181	3,105,834
	3,347,953	3,045,662	5,233,250	4,915,004

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
BALANCE SHEETS
(In thousands of reais)

	Parent company		Consolidated	
	06.30.01	12.31.01	06.30.01	12.31.01
Liabilities and shareholders' equity				
Current liabilities				
Trade accounts payable	75,972	60,704	113,742	96,106
Loans and financing	408,381	289,953	982,390	997,823
Taxes payable other than on income	8,786	7,420	12,189	9,618
Accrued salaries and payroll taxes	23,924	28,153	36,696	42,597
Other accounts payable	13,161	8,415	32,386	32,230
Dividends payable	131	50,316	137	50,320
Provision for contingencies	-	-	25,719	24,021
Income and social contribution taxes	74,640	32,504	88,011	36,154
	604,995	477,465	1,291,270	1,288,869
Noncurrent liabilities				
Loans and financing	821,200	703,024	1,692,011	1,396,264
Related parties	508,634	400,185	496,950	390,654
Deferred income and social contribution taxes	33,015	34,954	33,015	34,954
Income and social contribution taxes	-	67,699	-	67,699
Provision for contingencies	45,362	43,793	45,362	43,793
Provision for loss in subsidiary	57,946	17,639	-	-
	1,466,157	1,267,294	2,267,338	1,933,364
Minority interests			416,002	409,429
Shareholders' equity				
Share capital	654,000	53,945	654,000	53,945
Capital reserves	26,741	23,774	26,741	23,774
Revaluation reserves	45,520	54,141	45,520	54,141
Appropriated retained earnings	568,988	1,169,043	568,988	1,151,482
Accumulated losses	-18,448	-	-36,609	-
	1,276,801	1,300,903	1,258,640	1,283,342
	3,347,953	3,045,662	5,233,250	4,915,004

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF INCOME
SEMESTER ENDED JUNE 30, 2002 AND 2001
(In thousands of reais)

	Parent company		Consolidated	
	2002	2001	2002	2001
Gross sales	622,203	542,157	1,072,769	1,695,920
Sales taxes	(95,090)	(74,719)	(119,971)	(254,016)
Net sales	527,113	467,438	952,798	1,441,904
Cost of sales	(334,606)	(296,469)	(576,953)	(972,775)
Gross profit	192,507	170,969	375,845	469,129
Operating (expenses) income				
Selling expenses	(31,794)	(29,431)	(46,337)	(76,885)
General and administrative expenses	(35,697)	(29,157)	(67,288)	(77,850)
Management remuneration	(5,194)	(5,232)	(5,194)	(5,371)
Financial expenses	(364,613)	(187,938)	(525,821)	(367,891)
Financial income	21,638	18,022	176,629	223,934
Equity interest in subsidiaries and affiliates	172,379	219,040	(824)	944
Amortization of (goodwill) discount	(13,248)	-	(13,248)	(923)
Other operating income	2,701	-	5,883	7,948
Operating (loss) income	(61,321)	156,273	(100,355)	173,035
Nonoperating (expense) income	(41,767)	(1,568)	7,268	(6,500)
(Loss) income before social contribution and income taxes	(103,088)	154,705	(93,087)	166,535
Social contribution and income taxes	82,843	11,867	75,260	10,345
(Loss) income before profit sharing	(20,245)	166,572	(17,827)	176,880
Employee profit sharing scheme	(6,824)	(4,369)	-	-
(Loss) net income before minority interest	(27,069)	162,203	(17,827)	176,880
Minority interest	-	-	(9,540)	(12,838)
(Loss) net income for the period	(27,069)	162,203	(27,367)	164,042
(Loss) net income per share - R$	(0.12)	0.73		
Shares outstanding at end of the period	221,194,380	221,194,380		

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
SEMESTER ENDED JUNE 30, 2002 AND YEAR ENDED DECEMBER 31, 2001
(In thousands of reais)

Parent company

	Share capital	Capital reserves	Revaluation reserves	Retained earnings Appropriated	Retained earnings Unappropriated	Total
Balances at December 31, 2000	672,000	23,774	62,237	1,110,061	-	1,868,072
Capital increase	176,327			(176,327)		-
Complement of dividend				(260)		(260)
Realization of revaluation reserve			(8,096)		8,096	-
Acquisition of treasury shares				(1,562)		(1,562)
Capital reduction due to spin-off on 11/30/01	(794,382)					(794,382)
Realization of the reserve for unrealized profits				(243,613)	243,613	-
Net income for the year					302,612	302,612
Interest on equity					(23,358)	(23,358)
Proposed dividends					(50,219)	(50,219)
Unrealized profits				265,932	(265,932)	-
Special statutory reserves				214,812	(214,812)	-
Balances at December 31, 2001 (12 months)	53,945	23,774	54,141	1,169,043	-	1,300,903
Capital increase	600,055			(600,055)		
Realization of revaluation reserve			(8,621)		8,621	-
Income tax incentive		2,967				2,967
Loss for the period					(27,069)	(27,069)
Balances at June 30, 2002 (6 months)	654,000	26,741	45,520	568,988	(18,448)	1,276,801

The book value per share at June 30, 2002 was R$ 5.77

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
STATEMENTS OF CHANGES IN FINANCIAL POSITION
SEMESTERS ENDED JUNE 30, 2002 AND 2001
(In thousands of reais)

	Parent company	
	2002	**2001**
Sources of funds		
From operations		
(Loss) net income for the period	(27,069)	162,203
Items not requiring (providing) working capital:		
. Depreciation, depletion and amortization	37,795	32,272
. Net book value of permanent assets disposed of	1,630	151
. Deferred taxes	(5,446)	(468)
. Equity interest in subsidiaries and affiliates	(172,379)	(219,040)
. Dividends from subsidiary	7,920	6,451
. Gain on dilution of investments in affiliates	-	(34)
. Amortization of goodwill	13,248	-
. Provisions	41,711	(6,170)
. Monetary variation of noncurrent assets and liabilities	215,104	58,274
	112,514	**33,639**
Other sources		
. Noncurrent loans	81,325	368,653
. Income tax incentive	462	-
. Decrease in noncurrent assets	1,625	14,275
	83,412	**382,928**
Total sources	**195,926**	**416,567**
Application of funds		
Additions to permanent assets		
Property, plant and equipment	82,524	52,491
Investments	1,612	719,166
Deferred charges	2,173	1,839
	86,309	**773,496**
Increase in noncurrent assets	3,485	43,410
Decrease in noncurrent liabilities	141,367	107,203
Distribution of dividends	-	260
Treasury shares	-	1,563
Total applications	**231,161**	**925,932**
Decrease in working capital	**(35,235)**	**(509,365)**
Current assets	92,295	146,131
Current liabilities	(127,530)	(655,496)

See the accompanying notes to the interim financial information.

COMPANHIA SUZANO DE PAPEL E CELULOSE
NOTES TO THE INTERIM FINANCIAL INFORMATION
SEMESTER ENDED JUNE 30, 2002 AND YEAR ENDED DECEMBER 31, 2001
(In thousands of reais)

1 - OPERATIONS

The Company's operation mainly consist of the manufacturing and sale, in Brazil and abroad, of short fiber pulp and paper, as well as the development and maintenance of forests for lumber used by the Company, or sold to third parties.

2 - INTERIM FINANCIAL INFORMATION

The interim financial information were prepared in accordance with the accounting practices derived from Brazilian Corporation Law and the rules from Brazilian Securities Exchange Commission (CVM).

3 - DESCRIPTION OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices were applied in the same manner as they had been for the preparation of the financial statements for the year-ended December 31, 2001.

Foreign currency - all assets and liabilities in foreign currencies are translated into Reais at the exchange rate in effect at the balance sheet date. Resulting exchange gains or losses are included in the determination of earnings;

Interest earning bank deposits - are recorded at cost plus income accrued to the balance sheet date, which does not exceed market value;

Allowance for doubtful accounts - established on a basis considered sufficient to cover possible losses on the realization of accounts receivable;

Inventories - are valued at the lower of average cost of acquisition or production, which does not exceed market value. The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition;

Investments - in subsidiaries and affiliates were valued using the equity method, and other investments were valued at cost, less any provisions for losses;

Property, plant and equipment - is recorded at acquisition cost, formation or construction cost plus a revaluation. Forestry is composed by costs of acquisition, formation and maintenance. Depreciation is provided for by using the straight-line method at rates which take into account the estimated useful lives of the assets. Depletion of reserves is based on timber harvest;

Deferred charges - are recorded at cost and amortized over a 10-year term; goodwill is based on future economic benefits and is amortized over a 10-year period;

Rights and obligations - are price-level restated according to the exchange rates or index and interest rates specified in the contracts in force, to reflect amounts accrued through the balance sheet date;

(In thousands of reais)

Interest on loans - interest on loans and financing are recorded in accordance with the terms of the contracts utilizing the effective interest rate;

Provisions - a provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability;

Income and social contribution taxes - Income tax - calculated at the rate of 15% of taxable income, plus an additional of 10%. Social contribution tax - calculated at the rate of 9% of adjusted taxable income. Deferred income and social contribution taxes were calculated on tax losses carry forward, on the negative basis for social contribution tax and on temporary differences;

Revaluation reserves - these reserves were established prior to 1986 through the revaluation of assets owned by the Company. They are recorded net of deferred taxes which are classified as non-current liabilities. The revaluation reserve is realized in proportion to the depreciation or disposal of the asset from which it was generated, net of related taxes, against appropriated profits;

Conversion method for foreign subsidiaries - the financial statements were converted to the domestic currency equivalent using the foreign exchange sell rate in effect at the end of the year. When applicable, their accounting practices were adjusted to those of the parent company;

Recognition of effects of inflation - the fixed asset and shareholders' equity accounts were price-level restated up to December 31, 1995, at which point monetary correction of the balance sheet was revoked from Brazilian Corporation Law in accordance with Law 9249/95.

Some balances of the financial statements for the year ended in December 31, 2001 were reclassified in order to be consistent with the current interim financial information presentation.

4 - CONSOLIDATED INTERIM FINANCIAL INFORMATION

The consolidated interim financial information for the period ended June 30, 2002 include the interim financial information of Cia. Suzano de Papel e Celulose and its following subsidiaries: Bahia Sul Celulose S.A., Bahia Sul International Trading Ltd, Bahia Sul América Inc, Comercial e Agrícola Paineiras Ltda., Suzanopar Investimentos Ltd, Suzanopar International S.A., Nemo International, Sun Paper and Board Limited, Nemotrade Corporation and Stenfar S.A., Ind.Coml.Imp.Exp..

The consolidated statement of income for the period ended June 30, 2001 include, besides the companies mentioned above, the following companies: Politeno Indústria e Comércio S.A., Politeno Empreendimentos Ltda, Nordeste Química S.A., Suzano Química Ltda, Polibrasil Participações S.A., Polipropileno S.A., Polibrasil Resinas S.A., Polibrasil Compostos S.A., Norcom S.A., Polipropileno Participações S.A., Copene Petroquímica do Nordeste S.A. and Petroflex Indústria e Comércio S.A.

(In thousands of reais)

The consolidation process for the balance sheet and statement of income is based on the horizontal sum of assets, liabilities incomes and expenses, and the following eliminations:

a) investment in the subsidiaries' capital, profit reserves, accumulated losses, and investments;
b) balances and other assets and/or liabilities within the consolidated companies; and
c) effects of significant transactions performed between the companies.

Reconciliation of the statements of income and shareholders' equity:

	Statements of income	
	1st semester 2002	1st semester 2001
Parent company	(27,069)	162,203
Elimination of (net income) loss obtained by the Parent Company in transactions whit subsidiaries	(298)	1,839
Consolidated	(27,367)	164,042

	Shareholders' equity	
	June 30, 2002	December 31, 2001
Parent company	1,276,801	1,300,903
Elimination of net income obtained by the Parent Company in transations whit subsidiaries	(18,161)	(17,561)
Consolidated	1,258,640	1,283,342

Impact of the restructuring process occurred in 2001 to the consolidated statements of income

The Company, based on its Extraordinary Stockholders' meeting dated November 30, 2001, performed a spin-off of its assets and liabilities related to its interest in petrochemical companies. In order to allow the adequate comparability of the interim financial information for the period ended June 30, 2002 with the same period of 2001, we present below the consolidated statement of income by segment:

(In thousands of reais)

	June 30, 2002	June 30, 2001		
	PULP AND PAPER	PULP AND PAPER	PETROCHEMICAL	TOTAL
Gross sales	1,072,769	968,160	727,760	1,695,920
Sales taxes	(119,971)	(99,806)	(154,210)	(254,016)
Net sales	952,798	868,354	573,550	1,441,904
Cost of sales	(576,953)	(494,247)	(478,528)	(972,775)
Gross profit	375,845	374,107	95,022	469,129
Selling expenses	(46,337)	(53,767)	(23,118)	(76,885)
General and administrative expenses	(72,482)	(64,901)	(18,320)	(83,221)
Financial expenses	(525,821)	(297,007)	(70,884)	(367,891)
Financial income	176,629	195,178	28,756	223,934
Amortization of goodwill	(13,248)	-	-	-
Equity interest in subsidiaries and affiliates	(824)	-	21	21
Other operation income	5,883	2,140	5,808	7,948
Operating (loss) income	(100,355)	155,750	17,285	173,035
Nonoperating income (expenses)	7,268	(6,649)	149	(6,500)
(Loss) income before social contribution and income taxes	(93,087)	149,101	17,434	166,535
Social contribution and income taxes	75,260	16,235	(5,890)	10,345
(Loss) income before minority interest	(17,827)	165,336	11,544	176,880
Minority interest	(9,540)	(8,980)	(3,858)	(12,838)
(Loss) net income for the period	(27,367)	156,356	7,686	164,042

5 - TRADE ACCOUNTS RECEIVABLE

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Domestic	183,095	188,637	233,494	247,240
Foreign	148,883	99,221	298,741	166,335
Discounted export bills	(148,883)	(98,249)	(155,355)	(103,824)
Allowance for doubtful accounts	(19,925)	(19,815)	(25,238)	(34,520)
	163,170	169,794	351,642	275,231

6 - INVENTORIES

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Finished goods	59,687	48,573	92,609	79,343
Work-in-progress	8,166	8,547	9,990	10,321
Raw materials	22,332	24,592	39,183	43,035
Maintenance and miscellaneous materials	38,450	35,701	103,324	98,381
	128,635	117,413	245,106	231,080

(In thousands of reais)

7 - RECOVERABLE TAXES

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Recoverable social contribution	2,840	1,160	2,840	1,160
Recoverable income tax	9,704	3,001	9,704	3,001
Withheld income tax on interest earning bank deposits	56	11,856	11,096	11,856
Recoverable tax on net income (ILL)	4,752	-	4,752	-
Value-Added tax on sales and services due to fixed assets purchases	9,676	6,074	11,304	6,074
Others taxes and contributions	1,987	1,674	2,771	6,910
	29,015	23,765	42,467	29,001

8 - DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

ASSETS

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Tax losses carry forward	54,214	-	235,341	178,610
Negative basis for social contribution	20,737	-	70,997	46,707
Temporary differences	34,487	29,443	59,512	52,365
	109,438	29,443	365,850	277,682

LIABILITIES

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Accelerated incentive depreciation	10,577	10,577	10,577	10,577
Revaluation reserve	22,202	24,141	22,202	24,141
Negative goodwill	236	236	236	236
	33,015	34,954	33,015	34,954

The deferred income and social contribution taxes of the Parent Company are supported by cash flows projections that result in future taxable income in sufficient amounts to offset these balances.

The credits from tax losses, on the consolidated statements, were mainly constituted by the subsidiary Bahia Sul Celulose S.A., which had, as of June 30, 2002, a tax loss carryforwards of R$ 792,831 and a negative basis of social contribution of R$ 620,553. The above-mentioned credits were registered after a reduction in an amount of R$ 25,112 for both of the two taxes, representing a protection related to possible future adverse events on the realization of these deferred assets.

(In thousands of reais)

9 - TAXABLE FOREIGN INCOME

The Company recorded, on a consolidated basis, a provision in the amount of R$ 87,777 (R$ 67,699 in December 2001), related to income tax and social contribution on taxable foreign income, according to Provisory Measure no. 2158-34 of June 29, 2001. These amounts are presented as current liabilities on June 30, 2002.

10 - INVESTMENTS

PARENT COMPANY

		Investments		Equity interest	
	Percentage held	June 30, 2002	December 31, 2001	June 30, 2002	June 30, 2001
Subsidiaries					
Suzanopar Investimentos Ltd.	100.00%	688,227	544,786	143,440	192,362
Bahia Sul Celulose S.A. (1)	72.87%	1,115,612	1,098,216	25,317	17,629
Comercial e Agricola Paineiras Ltda.	100.00%	11,931	11,213	718	(261)
Nemo International	100.00%	12,279	8,963	3,316	-
Suzano Telecom Ltda	100.00%	-	1	-	-
Suzano Quimica Ltda.	100.00%	-	-	-	796
SPP-Nemo S/A. Indl e Coml Export.	100.00%	-	-	-	8,514
		1,828,049	**1,663,179**	**172,791**	**219,040**
Others					
Other		19,628	17,138	(412)	-
Unamortized goodwill		229,800	243,048	(13,248)	-
		249,428	**260,186**	**(13,660)**	-
		2,077,477	**1,923,365**	**159,131**	**219,040**

CONSOLIDATED

		Investments		Equity interest	
	Percentage held	June 30, 2002	December 31, 2001	June 30, 2002	June 30, 2001
Sonae Prod. Derivados Florestais SGPS S/A (3)	49.99%	384,045	290,092	-	-
Other	-	23,422	20,008	(824)	944
		407,467	**310,100**	**(824)**	**944**

(1) On May 07, 2001 the Company acquired all of Companhia Vale do Rio Doce's investment in Bahia Sul Celulose S/A, and, therefore, it holds 100% its voting capital, and 72.82% of its total capital.

(2) Refers mainly to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., justified by the expected profitability of the operations, and amortized through a ten-year period.

(In thousands of reais)

(3) By means of a Memorandum of Understanding, signed on September 18, 2001, Bahia Sul, through its wholly-owned subsidiary Bahia Sul International Trading, Ltd., entered into partnership with Sonae SGPS, S.A., an important portuguese group, with the initial objective of sharing with SONAE a 29% share in Portucel - Empresa Produtora de Pasta e Papel S.A (PORTUCEL) and, in a second step, to participate in the privatization process of PORTUCEL, in which the Government of Portugal announced it will launch a public offering of 25% of voting capital, which is forecast to occur in 2002, and, if successful, Bahia Sul and SONAE will have joint control of the PORTUCEL.

PORTUCEL is an important producer of eucalyptus pulp and paper in Portugal, with an annual production and sales of these products in an amount of 1,3 million of tons.

The interest of Bahia Sul in PORTUCEL is made by intermediary of a company named Sonae Produtos e Derivados Florestais - SGPS, S.A. (SPDF), in which Bahia Sul holds 49.99% of capital and SONAE the remaining 50.01%.

In September 2001, Bahia Sul made a capital increase in the above-mentioned special-purpose company in an amount of EUR 136 millions, equivalent to R$ 384 millions on June 30, 2002.

In accordance with the conditions stated on the Memorandum of Understanding, if the parties are not successful to acquire the shares in the privatization process of PORTUCEL, in a quantity sufficient to guarantee them joint-control, Bahia Sul may dispose its interest in this enterprise.

Due to the fact that the permanence of this investment is conditioned to a future event (success in acquiring control of PORTUCEL), the above-mentioned initial capital increase is being shown at cost value in the investment until the future event occurs. The success of the acquisition will determine if the nature of this investment is permanent, i.e. joint-control of PORTUCEL.

11 - PROPERTY, PLANT AND EQUIPMENT, NET

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Buildings	47,213	47,256	377,002	383,724
Machinery and equipments	321,610	304,908	1,541,131	1,540,387
Vehicles	2,789	2,733	7,886	8,825
Others	20,738	20,628	29,042	28,371
Lands and farms	80,151	80,186	173,269	167,272
Timber resources	137,185	136,419	303,984	299,963
Construction-in-progress	109,637	82,968	131,576	105,619
	719,323	675,098	2,563,890	2,534,161

(In thousands of reais)

12 - DEFERRED CHARGES, NET

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Pre-operating expenses	3,896	1,633	18,024	18,525
Goodwill (1)	-	-	229,800	243,048
	3,896	1,633	247,824	261,573

(1) Refers to the goodwill on the acquisition of share participation of Companhia Vale do Rio Doce in Bahia Sul Celulose S.A., justified by the expected profitability of the operations, and amortized through a ten-year period.

13 - LOANS AND FINANCING

	Index	Interest	Parenty Company		Consolidated	
			June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
For acquisition of equipment						
Local currency						
BNDES - Finem	TJLP (1)	7.00% to 12.00% p.a.	92,491	97,369	348,754	354,489
BNDES - Finame	TJLP (1)	7.50% to 10.75% p.a.	35,677	22,046	42,119	33,611
BNDES - Automatic	TJLP (1)	7.50% to 10.00% p.a.	4,715	-	7,258	3,505
Working capital						
Exportation financing	US$	4.00% to 9.00% p.a.	378,728	318,381	1,202,394	833,003
Pre-export payment (performance)	US$ (2)	4.80% p.a.	568,880	464,080	578,965	472,378
Syndicated loan	US$ (3)	5.13% p.a.	-	-	284,440	232,040
Promissory note	US$	LIBOR + 2.00 and 2.5% p.a.	-	-	-	290,092
Resolution 63	US$	(4)	79,644	23,204	79,644	23,204
FMO	US$	8.90% p.a.	26,951	24,364	26,951	24,364
Importation financing	US$	2.90% to 5.25% p.a.	23,307	17,630	23,307	17,630
BNDES - Exim	TJLP (1)	7.65% to 7.70% p.a.	-	-	5,825	26,799
Debentures	US$	ANBID+1.50%	-	11,696	-	11,696
Others	US$		-	-	35,166	33,617
			1,210,393	978,771	2,634,823	2,356,429
Current liabilities			389,193	275,747	942,812	960,165
Noncurrent liabilities			821,200	703,024	1,692,011	1,396,264
Interest accrued			19,188	14,206	39,578	37,658

The long-term portion of loans and financing mature as follows:

	Parenty Company	Consolidated
2003	206,754	265,012
2004	342,875	798,645
2005	189,826	338,887
2006	74,528	223,350
2007	7,217	31,041
2008 onward	-	35,076
	821,200	1,692,011

(1) Capitalization term that corresponds to the exceeding portion of 6% p.a. over the long-term interest rate (TJLP) issued by the Brazilian Central Bank.

(In thousands of reais)

(2) Sindicated operation, based on export receivables of the subsidiary Bahia Sul Celulose S.A., under a performance agreement between the Company and its subsidiary.

(3) In the beginning of July 2001, the wholly-owned subsidiary Bahia Sul International Trading contracted foreign financing in the amount of US$ 100 million, for the acquisition of the totality of the eurobonds issued by Bahia Sul Celulose S.A. This financing was contracted for a three year period, which is the same period that the Eurobonds are due, for a cost LIBOR plus 2.60% p.a. The Eurobonds will be held in trust by the aforementioned wholly-owned subsidiary.

(4) Resolution 63 - Loans and financing under the following terms:
R$ 28,444 - 9.2128% p.a.; and
R$ 51,200 - 82% of CDI or exchange variation plus Cupom (the higher)

14 - RELATED COMPANIES

On May 07, 2001, NemoFeffer S.A. transferred to this Company a loan obtained abroad in an amount equivalent to US$ 160 millions, assuming the Company the obligation to reimburse NemoFeffer for all costs and charges supported by it. The loan obtained by NemoFeffer has a unique maturity date on October 2006 and interest of 7.90% per annum. On June 30, 2002, this balance amounts to R$ 497 million including interest (R$ 391 million in December 2001).

As described in note 13, the Company entered into a export financing transaction in the amount of US$ 200 million that is based on the export receivables of its subsidiary Bahia Sul Celulose S.A.

During the semester, the subsidiary transferred exports to the Company in the amount of R$ 23,530, which was simultaneously exported in the amount of R$ 23,126. The net effect between the exports performed by the Company and the goods transferred by the subsidiary amounted to R$ R$ 404, related to the financing cost of the transaction and it is recorded as financial expenses.

15 - PROVISION FOR CONTINGENCIES

	PARENT COMPANY		CONSOLIDATED	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Tax	33,160	26,998	53,217	45,319
Labor	12,202	11,522	17,364	16,722
Others		5,273	500	5,773
	45,362	43,793	71,081	67,814
Current portion	-	-	25,719	24,021
Noncurrent portion	45,362	43,793	45,362	43,793

Provision for contingencies were recorded in order to cover the Company on potencial losses due to administrative and judicial contingencies related to fiscal, labor and social security matters, in amounts considered as sufficient, based on its legal counselors opinion.

(In thousands of reais)

16 - PROVISION FOR LOSS IN SUBSIDIARY

On January 11, 2002, the Argentine exchange rate system was changed regarding the exchangeability of pesos to foreign currencies. The impact of this change, on the financial statements of the subsidiary Stenfar S.A.I.C, resulted in a negative equity of $ 77,529 mil pesos, at June 30, 2002.
Therefore, a loss provision was recorded in the amount of R$ 40,307 (income statement effect for the period), as non-operating expenses, in addition to the provision recorded at December 31, 2001. The total amount of the provision, as of June 30, 2002, and presented as non-current liabilities, was R$ 57,946.

17 - FINANCIAL INSTRUMENTS

Considering the requirements of the CVM Instruction nr. 235/95, the Company made an evaluation of its assets and liabilities as of June 30, 2002, concluding that the recorded amounts do not differ significantly from their market values.

The Company performed swap operations of interest rates to hedge its foreign currency loans up to the limit of US$ 95 million, in order to minimize its interest rate expense.

In the consolidated statements, the subsidiary Bahia Sul Celulose S.A. has performed derivative operations, to the limit of US$ 85 million.

18 - SHARE CAPITAL

Capital is comprised of 221,194,380 shares divided in 97,374,458 common shares with voting rights and 123,819,922 preferred shares with no voting rights.

The Extraordinary Stockholders' meeting and Ordinary Stockholders' meeting dated April 30, 2002 approved the Company's capital increase from R$ 53,944,844.40 to R$ 654,000,000.00, through the incorporation of statutory special reserves in the amount of R$ 600,055,155.60 without issuing any new shares.

19 - TREASURY SHARES

The Extraordinary Stockholders' meeting and Ordinary Stockholders' meeting dated April 30, 2002 approved the cancellation of 3,969,000 preferred shares, issued by the Company, which were previously maintained as treasury shares, without changing the Company's capital balance.

(In thousands of reais)

20 - GUARANTEES - PARENT COMPANY

As of June, 30 2002 and December, 31 2001, guarantees provided by the parent company and subsidiaries were as follows:

	June 30, 2002	December 31, 2001
Bahia Sul Celulose S/A		
BNDES	221,747	231,039
Shared guarantees with Suzano Petroquimica S/A:		
Polibrasil Resinas S/A		
Credit line FMO	96,441	36,025
BNDES	21,227	13,038
	117,668	49,063
Guarantees assumed by the Company, which transfers to Suzano Petroquimica S/A resulting from the spin-off, are in process of regulation:		
Petroflex Indústria e Comércio S/A		
BNDES	12,315	11,638
Banco do Brasil - privatizacion Coperbo	2,814	3,326
	15,129	14,964
Politeno Indústria e Comércio S/A		
IFC - plant modernization	4,375	4,758
	19,504	19,722

The Company had "vendor" operations (bank loans to customers which are backed by a company guarantee in the case the customer does not pay the bank on the due date) amounting to R$ 16,070 (R$ 30,830 in 2001).

21 - CANCELLATION OF BAHIA SUL'S PUBLIC-HELD COMPANY REGISTRATION

On February 6, 2002, the Company and its subsidiary Bahia Sul Celulose S.A. (Bahia Sul), publicly notified their intention of cancelling the registration of Bahia Sul as a public-held company. For this purpose, the Company will perform a Public Offer of Exchange of Shares to acquire the shares of Bahia Sul held by other shareholders. The reference value offered for Bahia Sul shares, of R$ 646.43 per one thousand shares, will constitute a credit to the seller against the Company, usable exclusively to subscribe preferred shares in its capital increase, which will be performed by the issuing price of R$ 12.96 per share. The relation results from economic-financial appraisals of the two companies proceeded, separately, by J.P. Morgan S.A. Bank and by UBS Warburg S.A. Bank. On April 18, 2002, the Company submitted to the CVM documentation adapting the public offer registration request, in order to comply with the terms of CVM statement 361/01, and the notice for the operation is awaiting the approval of the agency.

22 - RELEVANT EVENT

On June 10, 2002, the Company and Aracruz Celulose S.A. signed with Companhia Vale do Rio Doce and its subsidiary Florestas Rio Doce S.A. a letter of intent with the standard purchase conditions, in equal parts, by Aracruz and by Bahia Sul, of the assets that Florestas Rio Doce S/A holds in the region of São Mateus, in the State of Espírito Santo.

The assets to be acquired amount to approximately 40 thousand hectares of land and eucalyptus forest planted on it, and the estimated total value of the operation amounts to R$ 137 million, which is subject to specific variations on this kind of business. The closing of the operation is conditioned to the conclusion of the forestry, legal and financial audit, which is being performed by the intending purchasers.

This intended acquisition aims at the composition of a forestry basis necessary to future operations.